ECOSYSTEM CORPORATION
One Penn Plaza, Suite 1612
New York, NY 10119

May 25, 2010

Via EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ecosystem Corporation
Supplemental Responses Submitted March 31 and April 9, 2010 Re
Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008
and Filed April 15 and May 20, 2009, respectively
File No. 0-32143

Dear Mr. Reynolds:

This letter is in response to your letter to the undersigned dated April 27, 2010. The Company is preparing a response that will be submitted on or before Friday, May 28, 2010.

Sincerely,

/s/ Kevin Kreisler
Kevin Kreisler
Chief Executive Officer